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AUG 31 2018

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC / TM

SEC FILE NUMBER
8-33980

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/17 (MM/DD/YY) AND ENDING 06/30/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Chauner Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

666 Dundee Road, Suite 903
(No. and Street)

Northbrook	IL	60062
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

847-509-8880 Sarah Cyphers
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marcum, LLP
(Name – *if individual, state last, first, middle name*)

9 Parkway North, Suite 200	Deerfield	IL	60015
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Sarah Cyphers, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Chauner Securities, Inc., as of June 30, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
PAMELA J REED
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:03/25/22

Signature

FINOP, Chief Compliance Officer, VP
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CHAUNER SECURITIES, INC.

Northbrook, IL

AUDITED FINANCIAL STATEMENTS

Year Ended June 30, 2018

TABLE OF CONTENTS

MARCUM
ACCOUNTANTS ▲ ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and the Stockholder of
Chauner Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Chauner Securities, Inc. (the "Company") as of June 30, 2018, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended., and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I, II, and III (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2015.

Marcum LLP

Deerfield, Illinois
August 24, 2018

CHAUNER SECURITIES, INC.

Northbrook, IL

STATEMENT OF FINANCIAL CONDITION

Year Ended June 30, 2018

ASSETS

Assets	
Cash and cash equivalents	$ 260,855
Receivable from and deposit with clearing broker-dealer	45,349
Total Assets	$ 306,204

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Commissions payable	$ 28,601
Due to related party	191,903
Total Liabilities	220,504
Stockholder's Equity	
Common stock, $.01 par value; 10,000 shares authorized, 1,000 shares issued and outstanding	10
Additional paid-in-capital	9,990
Retained earnings	75,700
Total Stockholder's Equity	85,700
Total Liabilities and Stockholder's Equity	$ 306,204

The accompanying notes to financial statements are in integral part of these statements

CHAUNER SECURITIES, INC.

Northbrook, IL

STATEMENT OF INCOME

Year Ended June 30, 2018

REVENUES		
Private placements	$	679,850
Commissions		161,027
Mutual fund trails		25,621
Interest and dividends		10,010
		876,508
EXPENSES		
Commissions		467,772
Administrative fees		366,900
Regulatory fees		22,170
Legal and accounting fees		10,323
Bank fees		570
Other		100
		867,835
Net Income	$	8,673

The accompanying notes to financial statements are in integral part of these statements

CHAUNER SECURITIES, INC.

Northbrook, IL

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

Year Ended June 30, 2018

	Common Stock	Additional Paid In Capital	Retained Earnings	Total Stockholder's Equity
Balance, July 1, 2017	$ 10	$ 9,990	$ 67,027	$ 77,027
Net Income	-	-	8,673	8,673
Balance, June 30, 2018	$ 10	$ 9,990	$ 75,700	$ 85,700

The accompanying notes to financial statements are in integral part of these statements

CHAUNER SECURITIES, INC.

Northbrook, IL

STATEMENT OF CASH FLOWS

Year Ended June 30, 2018

Cash Flows from Operating Activities:		
Net Income	$	8,673
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in assets and liabilities:		
Receivable from clearing broker-dealer		8,783
Commissions payable		(4,692)
Due to related party		63,403
Net cash provided by operating activities		76,167
Cash and equivalents, beginning of year		184,688
Cash and equivalents, end of year	$	260,855

The accompanying notes to financial statements are in integral part of these statements

Business Activity

Chauner Securities, Inc. (the "Company") is a registered security broker dealer. The Company is a non-carrying broker dealer with no client securities or funds physically held or under the control of the Company. The Company's primary business is the structuring and marketing of private real estate securities and their entities primarily located in the United States of America.

Cash and Cash Equivalents

The Company recognizes cash and cash accounts with maturity dates of three months or less at the time of purchase as cash equivalents in the financial statements. Cash includes all cash balances deposited with local and national financial institutions.

Revenue Recognition

Revenue from private placement transactions are recognized at the time the transaction is consummated. Commission revenue and related commission expense arising from traded securities transactions are recognized when the service is provided. Mutual fund fees from trail commissions are recognized in the period it was earned from the issuer.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At June 30, 2018, the Company's net capital and required net capital were $84,145 and $14,700, respectively. The ratio of aggregate indebtedness to net capital was 2.62 to 1.

Revenue Concentrations

Approximately 71% of the Company's revenue was received through two customers.

Related-Party Activity

The Company has entered into an agreement with a related entity to share office space and administrative services. Rent, office services and other overhead amounts are allocated based upon the agreement between the respective parties. The Company incurred a total of $366,900 for shared administrative expenses and reimbursement for profit sharing and bonuses of the shared employees during the fiscal year. The related entity was due $191,903 at June 30, 2018.

Statement of Financial Condition Risk

The Company's customer securities transactions are introduced on a fully disclosed basis with its clearing broker-dealer. The clearing broker-dealer is responsible for the execution, collection and payment of funds and receipt and delivery of securities relative to customer transactions. Off-balance sheet risk exists with respect to these transactions due to the possibility that the customers may be unable to fulfill their contractual commitments, wherein the clearing broker-dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers.

Off-balance sheet risk exists with respect to these transactions due to the possibility that the customers may be unable to fulfill their contractual commitments, wherein the clearing broker-dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers.

Income Taxes

The Company has federal and state net operating loss carryovers of approximately $7,000 and $8,000, respectively, which is available to offset profits in ensuing years until June 30, 2039. The Company fully reserves for its deferred tax assets resulting from these net operating loss carryforwards. The change in the valuation allowance was approximately $1,200.

For United States Federal and Illinois income taxes, the Company is subject to examination of tax returns for fiscal years ending after June 30, 2015.

CHAUNER SECURITIES, INC.

Northbrook, IL

Year Ended June 30, 2018

SCHEDULE I: COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL UNDER RULE 15c3-1

Aggregate Indebtedness	
Commissions payable	$ 28,601
Due to related party	191,903
Total Aggregate Indebtedness	$ 220,504
Computation of Basic Net Capital Requirement:	
Stockholder's equity	$ 85,700
Deductions:	
Non-Allowable Assets	-
Haircuts on securities	1,555
Net Capital	$ 84,145
Minimum of $5,000 or 6 2/3% of Aggregate Indebtedness	$ 14,700
Capital in excess of minimum requirement	$ 69,445
Ratio of aggregate indebtedness to net capital	2.62 to 1

There are no material differences between the proceeding computation and the Company's corresponding unaudited Part II of Form-X-17A-5 as of June 30, 2018

SCHEDULE II: COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER RULE 15c3-3

Chauner Securities, Inc. is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(2)(ii).

SCHEDULE III: INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

Chauner Securities, Inc. is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(2)(ii).

See Report of Independent Registered Public Accounting Firm

MARCUM
ACCOUNTANTS ▲ ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Chauner Securities, Inc. (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Marcum LLP

Deerfield, Illinois
August 24, 2018

MARCUMGROUP
MEMBER

Marcum LLP ▪ Nine Parkway North ▪ Suite 200 ▪ Deerfield, Illinois 60015 ▪ **Phone** 847.282.6300 ▪ **Fax** 847.282.6301 ▪ **www.marcumllp.com**

CHAUNER SECURITIES, INC.
EXEMPTION REPORT
SEC Rule 17a-5(d)(4)

July 23, 2018

To Whom It May Concern:

The below information is designed to meet the Exemption Report criteria pursuant to SEC Rule 17a-5(d)(4):

- Chauner Securities, Inc. is a broker/dealer registered with the SEC and FINRA.
- Chauner Securities, Inc. claimed an exemption under paragraph (k)(2)(ii) of Rule 15c3-3 for the fiscal year ended June 30, 2018.
- Chauner Securities, Inc. has met the identified exemption provisions throughout the most recent fiscal year without exception.
- Chauner Securities, Inc. has not recorded any exceptions to the exemption for the fiscal year ended June 30, 2018.

The above statements are true and correct to the best of my and the Firm's knowledge.

Signed:

Frank B. Chauner
President